PE 1/3/2014



14005495

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Michael R. Peterson
Newell Rubbermaid Inc.
michael.peterson@newellco.com

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-4-14

Re: Newell Rubbermaid Inc.
Incoming letter dated January 3, 2014

Dear Mr. Peterson:

This is in response to your letters dated January 3, 2014 and January 29, 2014 concerning the shareholder proposal submitted to Newell by John Chevedden. We also have received letters from the proponent dated January 14, 2014, January 15, 2014, January 20, 2014, January 21, 2014, January 22, 2014 and January 29, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Newell Rubbermaid Inc.
Incoming letter dated January 3, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Newell may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Newell omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Newell relies.

Sincerely,

Tonya Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 205491

 # 6 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request and in particular the January 29, 2014 letter sent via email by a company proxy.

The company seems to claim that record holder shareholders and employee shareholders purportedly expect that the company could be made completely clueless regarding who they are. The exact company words are, "shareholders are likely to think that they are voting to protect their anonymity."

The company is silent on whether management now has the power to "inquire into the specific vote of a shareholder."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: Michael R. Peterson <michael.peterson@newellco.com>



Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

VIA E-MAIL (shareholderproposals@sec.gov) January 29, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of John Chevedden
Exchange Act of 1934 - Rule 14a-8

Ladies and Gentleman:

We are writing on behalf of Newell Rubbermaid Inc. (the "Company"), to supplement the letter that we submitted to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission(the "SEC") on January 3, 2014 (the "Original No-Action Request") regarding the omission of a shareholder proposal (the "Proposal") and statement in support thereof submitted by John Chevedden (the "Proponent") from the Company's proxy statement and form of proxy for its 2014 Annual Meeting of Shareholders ("2014 Annual Meeting").

We are writing to supplement the Original No-Action Letter to address two additional arguments that support exclusion of the Proposal on the basis that it violates Rule 14a-8(i)(3). Specifically, in additional to the arguments made in the Original No-Action Request, the Proposal violates Rule 14a-8(i)(3) because (i) it uses substantially similar language as a catch-all term ("for other purposes") to describe situations included *and* excluded from the scope of the Proposal, which makes it internally inconsistent, and (ii) use of the phrase "Confidential Voting" in the title and throughout the Proposal is materially misleading, as the Proposal does not have anything to do with "confidential voting" as that phrase is widely understood. Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent.

THE PROPOSAL

The Proposal, which requests that the Company's Board of Directors take the steps necessary to implement an "enhanced confidential voting requirement," states:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes

mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

I. The Proposal may be excluded in reliance on Rule 14a-8(i)(3)

A. The Proposal is Internally Contradictory

As noted in the Original No-Action Request, the Staff has consistently stated that a shareholder proposal is excludable under Rule 14a-8(i)(3) if the "proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14D Item B.4. This includes situations where, as is the case here, "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (Mar. 12, 1991). Further, the Staff has consistently allowed exclusion of shareholder proposals containing internal inconsistencies on the grounds that such inconsistencies render a proposal impermissibly vague and indefinite in violation of Rule 14a-8(i)(3). *See, e.g., Verizon Communications, Inc.* (avail. Feb. 21, 2008) (concurring in the exclusion of proposal relating to incentive awards where formulas were internally contradictory). Such internal inconsistencies are materially misleading because they prevent shareholders from understanding exactly what they are voting for, and prevent management from understanding what their obligations would be if the proposal passes. *Id.*

The Proposal here contains internal inconsistencies that render it impermissibly vague and misleading, in violation of Rule 14a-8(i)(3). The Proposal uses the phrase "for other purposes" as a catch-all in the first paragraph to attempt to describe all the situations in which the Proposal *will* apply, stating in relevant part it applies to "management-sponsored or Board-sponsored resolutions seeking approval of executive pay *or for other purposes*" (emphasis added). It then uses substantially similar language as a catch-all in the very next paragraph to attempt to describe all the situations in which the Proposal *will not* apply, stating it should not "impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations *for other proper purposes*" (emphasis added). In neither case does the Proposal clarify the meaning of "other purposes," or give any guidance as to what "other purposes" the particular paragraph refers to. Because of this, these two paragraphs, which are functionally opposite and ought to be mutually exclusive, conflict. The first paragraph brings within the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes, while the second paragraph removes from the ambit of the Proposal those solicitations for the listed purposes, plus all other purposes.

The result is akin to a Venn diagram. On one side are the specific situations listed as included in the first paragraph, on the other side are the specific situations listed in the second paragraph as excluded. The problem is that, in the middle are solicitations "for other purposes," which appear by the plain language of the proposal to overlap, i.e. to be both included in the Proposal and excluded by the Proposal. Of course, it is a logical impossibility for a situation to be simultaneously covered and not covered by the Proposal, but the Proposal, using largely the same language in the first and second paragraphs, with no explanation as to how each applies, and without phrasing the language in the second paragraph as an exception to the first paragraph, appears to dictate, or at least to allow, such a result. Accordingly, the proposal is materially and impermissibly misleading in violation of Rule 14a-8)(i)(3).

B. The References in the Proposal to "Confidential Voting" are Materially Misleading

The Staff has allowed exclusion of proposals where the language of the proposal misleads shareholders as to how it would apply. *See Fuqua Industries, Inc.* (Mar. 12, 1991) (allowing exclusion where the "action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal"). Because the Proposal is titled "Confidential Voting," and refers multiple times to "enhanced confidential voting," shareholders are likely to think they are voting on a proposal to enhance voter anonymity. This is because the term "confidential voting" is commonly understood to refer to a policy protecting the anonymity of shareholder ballots by preventing the management of a company from tracing a particular vote to a particular shareholder. For example, the Council of Institutional Investors, a leading advocate for shareholders, described the goal of confidential voting as follows in its corporate governance policies:

> 3.5 Confidential Voting: All proxy votes should be confidential, with ballots counted by independent tabulators. Confidentiality should be automatic, permanent and apply to all ballot items. Rules and practices concerning the casting, counting and verifying of shareowner votes should be clearly disclosed.

Similarly, Institutional Shareholder Services, a leading proxy adviser to institutional investors, described its policy regarding confidential voting as follows:

> Confidential voting, or voting by secret ballot, is one of the key structural issues in the proxy system. It ensures that all votes are based on the merits of proposals and cast in the best interests of fiduciary clients and pension plan beneficiaries. In a confidential voting system, only vote tabulators and inspectors of election may examine individual proxies and ballots; management and shareholders are given only vote totals. In an open voting system, management can determine who has voted against its nominees or proposals and then re-solicit those votes before the final vote count. As a result, shareholders can be pressured to vote with management at companies with which they maintain, or would like to establish, a business relationship. Confidential voting also protects employee shareholders from retaliation. Shares held by employee stock ownership plans, for example, are important votes that are typically voted by employees.

This is not a trivial semantic point, but gets at the very heart of how a reasonable shareholder would understand the Proposal. Based on the use of the term "confidential voting" as described above, shareholders are likely to think that they are voting to protect their anonymity. But, in fact, the Proposal does nothing to enhance the anonymity of a shareholder's vote. For example, as drafted, the Proposal would allow the Company to inquire into the specific vote of a shareholder and engage in solicitation efforts with respect to that shareholder so long as the Company does not have access to or use a "running tally" in doing so. This could not be any further from the concept of confidential voting described in the policies above, which renders the Proposal materially misleading under Rule 14a-8(i)(3).

Along similar lines, instead of simply trying to protect the anonymity of shareholders, the Proposal asks the Company to adopt a bylaw that would preclude the board of directors and management of the Company from accessing or using interim voting information to solicit votes. In other words, the Proposal actually concerns what kinds of solicitations are permitted by the Company and the circumstances in which such solicitations are allowed. This provides another basis for relief under Rule 14a-8(i)(3). Shareholders voting on the Proposal may believe that they are voting for a proposal to keep their voting information confidential when, in fact, they are voting for a proposal to limit management's ability to monitor pre-meeting vote tallies that do not identify individual shareholders.

In light of the foregoing, because shareholders are likely to believe they are voting on an anonymity requirement, when in fact they are voting on something quite different, the Proposal is materially misleading and may be excluded under Rule 14a-8(i)(3).

II. CONCLUSION

Accordingly, for the reasons explained in the Original No-Action Letter and the additional arguments made above, the Company respectfully requests that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Please note that the Company expects to submit its proxy materials for printing no later than March 21, 2014; consequently the Company would appreciate it if the Staff could respond to this request by then.

If you have any questions or require any further information, please contact me at (770) 418-7737 or michael.peterson@newellco.com.

Regards,



Michael R. Peterson
Vice President, Securities Counsel and Assistant Corporate Secretary

cc: John Chevedden (via email)
Keir D. Gumbs, Covington & Burling LLP

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request.

The company fails to cite one instance of no action relief in regard to a confidential voting proposal although the company has no hesitation in citing numerous Staff Reply Letters. The company fails to cite one instance of confidential voting being determined to be ordinary business.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request.

The company claims that it is totally hapless in having any type of company firewall in regard to data arriving from Broadridge.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Michael R. Peterson <michael.peterson@newellco.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 20, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request.

The words of the resolved statement questioned by the company are attached.

The company argues that when it calls a "running tally" by a number of different names – that are not even used in this proposal – that the company can confuse the plain language of this proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Michael R. Peterson <michael.peterson@newellco.com>

The words of the resolved statement questioned by the company

[NWL: Rule 14a-8 Proposal, November 13, 2013, revised November 20, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.

Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 15, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request. The words of the resolved statement questioned by the company are attached.

In spite of the company argument, this proposal (on a well-established shareholder proposal topic) does not call for *complete* vote confidentiality. And the second line of the proposal does not call for the *final* vote outcome.

Additional responses will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 13, 2013, revised November 20, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.

Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 14, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Newell Rubbermaid Inc. (NWL)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 3, 2014 no action request.

The company claims that since there are a number of systemic barriers to complete vote confidentiality – that a proposal to enhance vote confidentiality should not be permitted because shareholders are not aware of the numerous systemic barriers to complete vote confidentiality.

Additional responses will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,



John Chevedden

cc: William Steiner

Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 13, 2013, revised November 20, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Although "confidential voting" rules guarantee a secret ballot, management is able to monitor voting results and take active steps to influence the outcome even on matters, such as ratification of stock options or other executive pay plans, where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

"The results on close proxy votes indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's study "Management Always Wins the Close Ones."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, cited issues with our executive pay. Newell Rubbermaid can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination plus there is the potential for excessive golden parachutes.

In regard to our board of directors, these directors received significant negative votes: Thomas Clarke (18%), Elizabeth Cuthbert-Millett (9%) and Raymond Viault (8%). Nomination committee members Cynthia Montgomery and Elizabeth Cuthbert-Millett each had 18-years long-tenure which detracts from director independence. One director failed in minimum attendance. GMI said NWL was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 96% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*



Michael R. Peterson
VP, Securities Counsel &
Assistant Corporate Secretary
(770) 418-7737
Fax (770) 677.8737
Email michael.peterson@newellco.com

VIA E-MAIL (shareholderproposals@sec.gov) January 3, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of John Chevedden
Exchange Act of 1934 – Rule 14a-8

This letter is to inform you that Newell Rubbermaid Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Mr. John Chevedden (the "Proponent"). Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), this letter and the Proposal are being emailed to the Commission at shareholderproposals@sec.gov. As a result, the Company is not enclosing six (6) copies as is ordinarily required by Rule 14a-8(j). Please note that this letter is being filed with the Commission at least eighty (80) calendar days in advance of when the Company intends to file its definitive 2014 Proxy Materials with the Commission.

Rule 14a-8(k) and SLB 14D provide that shareowner proponents are required to send companies copies of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") in response to a no-action request. Accordingly, the Company hereby informs the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, which requests that the Company's Board of Directors take the steps necessary to implement an "enhanced confidential voting requirement," states:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored

resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

A copy of the full text of the Proposal, including the Proponent's supporting statement, as well as related correspondence, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

Background

The Proposal appears directed at the Company's receipt of information provided to public companies by Broadridge Financial Solutions, Inc. ("Broadridge") when it is acting as an agent for its bank and broker clients. For the purposes of this letter, we refer to such information as an "interim vote report." We use the word "appears" because it is not clear from the Proposal whether it is directed at such reports specifically or *any* information provided to the Company or other public companies in the course of a proxy solicitation. We believe that the Proposal likely refers to interim vote reports because such reports recently became the subject of shareholder attention in connection with a recent change in policy with respect to the distribution of such reports. *See generally* Shareholders Denied Access to JPMorgan Vote Results, by Suzanne Craig and Jessica Silver-Greenberg, NY Times (May 15, 2013).[1]

While we do not assume for the purposes of this letter that the Proposal is limited to interim vote reports, the information contained in such reports typically represents the lion share of the shares held by unaffiliated shareholders and we therefore believe that it would be helpful to explain what such reports are. What constitutes an interim vote report depends entirely on the type of solicitation taking place. In an uncontested proxy solicitation, the phrase "interim vote report" refers to an omnibus proxy that Broadridge provides to public companies on behalf of its bank and broker-dealer clients that reflects the aggregated voting instructions that it has solicited from a company's beneficial owners on behalf of, and as agent for, such bank and broker-dealer clients.[2] In these circumstances, the information is not a "tally" of votes for and against. Instead, it is an actual proxy - i.e., it represents actual votes - submitted on behalf of banks and brokers based

---

[1] This article is publicly available at "http://dealbook.nytimes.com/2013/05/15/jpmorgan-voters-are-denied-access-to-results".

[2] In a contested proxy solicitation, the phrase "interim voting report" refers to a preliminary summary of aggregated voting instructions received to date that Broadridge receives on behalf of its bank and broker-dealer clients. In such proxy solicitations, the omnibus proxy isn't delivered until the day before the meeting. If a third party is conducting an exempt solicitation under Rule 14a-2(b)(2), the phrase refers to the preliminary summary of aggregated voting instructions received to date that Broadridge receives on behalf of its bank and broker-dealer clients with respect to the specific matter that is the subject of the exempt solicitation.

on the voting instructions received at the time that the proxy, or interim vote report, is prepared. It includes votes for and against a particular proposal, as well as abstentions and broker non-votes. In the case of the election of directors, it may include withhold votes if the relevant company hasn't adopted a majority voting standard for the election of directors, and in the case of the vote required by Rule 14a-21(b), it includes options that allow a shareholder to vote to have the required say on pay vote every one, two or three years as required by law.

The omnibus proxy provided by Broadridge typically lists the identity of the banks and brokers on whose behalf the proxy is being submitted, as well as the number of votes that have been cast with respect to the proposals at issue. The information reflected in such reports is aggregated across all of the broker-dealers and banks on whose behalf Broadridge acts as agent. Such a report does not include the votes of registered shareholders of an issuer's securities, although Broadridge may provide a similar report that includes information about the votes of registered shareholders to its issuer clients when it is acting as the tabulator for a proxy solicitation.

In a typical proxy solicitation, Broadridge provides an interim vote report beginning 15 days prior to the shareholder meeting; it provides an updated report ten days prior to the meeting, and then it provides a daily report until the day of the meeting itself. Brokers and banks provide this information to an issuer (through Broadridge acting as their agent) in order to fulfill their obligations under Rule 14b-1 and Rule 14b-2 under the Exchange Act and the rules of the New York Stock Exchange, which generally require that they distribute proxy materials to their beneficial owner clients, collect the voting instructions of such clients and vote in accordance with such instructions.[3]

It is important to note that interim vote reports as described above do not reflect all of the votes that an issuer may receive during a proxy solicitation, however they do represent the vast majority of the shares held in the United States. Consequently, while we do not assume that the Proposal only applies to such reports, the core information that the Proposal appears to be directed at is contained in such reports.

Setting aside interim vote reports, votes from an issuer's registered shareholders are typically collected by an issuer's transfer agent or its proxy tabulator. Such transfer agent or tabulator may prepare a summary of such votes, and in the case of an independent tabulator, they may prepare a report that includes all of the registered votes in addition to the votes provided by Broadridge on behalf of, and as agent for, its bank and broker clients. For example, Broadridge also acts as tabulator for the Company, and as such, it prepares a tabulation report that includes all of the votes received as of the date of the report - including votes of registered shareholders and votes from the beneficial owner clients of banks and brokers. This tabulation report is separate from the interim vote report that is made available to the Company by Broadridge as the agent for banks and brokers.

As discussed in more detail below, it is unclear how the Proposal would apply to any of this information. This lack of clarity provides a basis for exclusion under Rule 14a-8(i)(3) because it renders the Proposal materially vague and indefinite and thereby misleading. In addition, as is also

[3] For more information about interim vote reports, please see Keir D. Gumbs et al., *Debunking the Myths Behind Voting Instruction Forms and Vote Reporting*, Corporate Governance Advisor at 2 (July/August 2013).

discussed below, the Proposal impermissibly delves into ordinary business matters, which provides a basis for exclusion under Rule 14a-8(i)(7).

I. The Proposal may be excluded under Rule 14a-8(i)(3)

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a proxy statement if the proposal or supporting statement would violate the proxy rules. This includes Rule 14a-9, which prohibits the inclusion in a proxy statement of any statement that is "false or misleading with respect to any material fact." The Staff has consistently stated that a shareholder proposal is excludable on this basis if the "proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14D Item B.4. This includes situations where, as the Staff has stated, "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). The Proposal here is impermissibly misleading, vague, and indefinite because (i) it fails to define key terms that, in the absence of a definition, will lead to shareholder confusion and material differences in expectation between the Company and shareholders regarding the actions to be taken if the Proposal were implemented, (ii) it misstates how voting is reported, and (iii) the Proposal is internally contradictory, misleading, vague and indefinite.

A. The Proposal fails to define key terms that, in the absence of a definition, will lead to shareholder confusion and material differences in expectation between the Company and shareholders regarding the actions to be taken if the Proposal were implemented

The Proposal is impermissibly vague and indefinite because it fails to define key terms that are necessary to an understanding of the Proposal. In the absence of clarifications by the Proponent, the Company and its shareholders are likely to have materially different expectations regarding the actions to be taken if the Proposal were implemented.

The Proposal seeks the adoption of a bylaw that would provide that "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes." It also provides that the proposed bylaw "should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8." Finally, the Proposal includes what appears to be an exception to the rules established by the requested bylaw that provides that the proposed bylaw should not "apply to elections of directors, or to contested proxy solicitations, except at the board's discretion" or "...impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes." These provisions of the Proposal are replete with terms and phrases that are undefined, incomplete or otherwise confusing. In the absence of clarifications and modifications to the Proposal, we believe that the Company and its shareholders are likely to reach materially different conclusions about the meaning of such terms and how they will be applied if the Proposal were to be implemented.

The following are examples of key words and phrases, that in the absence of clarification, render the Proposal materially vague and indefinite and therefore misleading:

- **The Proposal's Reference to a Running Tally is Confusing in Light of the Information Made Available to the Company.** As noted above, the Proposal appears directed at interim vote reports, which are not a running tally of votes - such reports are the actual votes from banks and brokers. It is unclear, however, whether the Proposal is limited to interim vote reports or to a summary prepared by a tabulator, transfer agent or proxy soliciting firm that includes a summary of votes from registered shareholders, along with a summary of the votes reflected in an interim vote report. This is important because it would meaningfully impact how the Company would implement the Proposal if adopted and it is likely that the Company and shareholders would reach different conclusions regarding how to implement the Proposal. The Proposal would have no impact for companies that only receive interim vote reports since such reports are actually votes and not just a "running tally" and because companies have no control over the generation or receipt of such reports. As noted above, Newell is provided with a tabulation report by its independent tabulator that includes a summary of votes received, but it also is provided with access to the interim vote reports prepared by Broadridge. If the Company were to instruct the tabulator to refrain from preparing its tabulation reports, this would not change the fact that the interim vote reports would continue to be prepared and made available to the Company.

- **The Proposal Refers to a "Running Tally of Votes For and Against" But Doesn't Address Abstentions, Broker Non-Votes or Responses to a Proposal Under Rule 14a-21(b).** It is unclear whether the Proposal seeks to address all of the voting options included in the Company's proxy materials. For example, it doesn't mention abstentions, broker non-votes, or responses to a Company proposal under Rule 14a-21(b) regarding the frequency of the say-on-pay vote required by Rule 14a-21(a). If the Company were to apply the Proposal strictly by its terms, it could continue to receive information regarding abstentions, broker non-votes, or responses to a Company proposal under Rule 14a-21(b) even if the Proposal were adopted. That is because an abstention or a broker non-vote is neither a vote for nor a vote against a proposal, while abstentions and broker non-votes are also not considered votes cast under Rule 14a-8. *See* Staff Legal Bulletin 14 (Jul. 13, 2001). Due to the Proposal's use of these terms, the Company could, in compliance with the Proposal, use information regarding the number of abstentions and broker non-votes received to solicit additional votes. The fact that the Proposal is so limited in scope would likely be material to shareholders voting on the Proposal. For example, a company with a high number of broker non-votes or abstentions with respect to a change to its charter or bylaws would likely engage in additional soliciting activities in order to ensure that such changes are approved since such changes typically require approval by a majority of a Company's outstanding shares (and not just the votes for and against). A shareholder voting on the Proposal is unlikely to appreciate this distinction and would likely misinterpret the Proposal as applying to all voting information that is collected in a proxy solicitation.

- **The Proposal Refers to a Running Tally "Not Being Available" to Management.** As noted in the Background section, some of the information to which the Proposal could apply, including interim vote reports, is provided to the Company *regardless of whether the Company wants such information or not.* That is because interim vote reports are provided to the Company involuntarily by banks and brokers through their agent Broadridge in order to fulfill their legal obligations. Consequently, even if the Company chooses not to use such information to decide whether to engage in additional solicitation activities, such information is still provided to the Company and is always available. We expect that a reasonable shareholder would likely consider this shortcoming to be material to its decision regarding whether to vote for or against the Proposal, however the Proposal fails to acknowledge or explain this limitation in its scope. In short, the Proposal cannot be reconciled with the technical aspects and complexities of the proxy voting process.

- **The Proposal Seeks to Prevent the Company from Learning the "Outcome" of Votes Cast By Proxy, But the Information Covered by the Proposal Does Not Inform the Company of a Vote's "Outcome."** The Proposal is materially misleading because a shareholder could vote in favor of it based on the erroneous assumption that interim vote reports and similar information provided during the course of a proxy solicitation reflects the "outcome" of the proxy solicitation. This, however, is far from the truth. Most of the information that could be covered by the proposed bylaw, including interim vote reports, is only a "snapshot" of the current state of the proxy solicitation and is far from the final outcome of the solicitation. For example, as noted above, an interim vote report is not the outcome of votes cast, it simply identifies the actual votes that have been submitted at the time that the report is prepared. Consequently, the information included in such reports (i.e., the votes of banks and brokers), changes as more beneficial owners submit voting instructions (or change their prior instructions) to their banks and brokers. In the case of institutional investors, these votes often change dramatically as such investors receive reports and voting recommendations from their proxy advisors. Consequently, the votes that are given to an issuer in an interim vote report change on a daily basis as the shareholder meeting approaches; the final outcome of a particular vote is not determined until the date of the meeting when all of the votes are cast. This structure has important ramifications for the Proposal. Since the "outcome" of a vote is not determined typically until the day of the annual meeting, the Company should be able to continue to receive the information that would otherwise be subject to the Proposal, including interim vote reports, until the day of the meeting when the outcome of the vote is certain. The Company believes that it is unlikely that reasonable shareholders would assume this to be the case based on their reading of the Proposal. Such a sharp contrast between reasonable shareholder expectations regarding implementation of the Proposal on the one hand, and how the Company would actually have to implement the Proposal on the hand, renders the Proposal impermissibly vague.

- **The Proposal Fails to Define the "Proper Purpose" that Would Allow the Company to Obtain and Use Information Otherwise Permitted by the Proposal.** The Proposal includes an exception that provides that the Company may obtain and use information that is otherwise covered by the Proposal to "conduct solicitations for other proper purposes." This is problematic because the Proposal fails to define what constitutes a "proper purpose" and a shareholder is unlikely to know the range of purposes for which companies use the kind of information that appears to be covered by the Proposal. For example, the Company may use preliminary voting information obtained from its transfer agent or independent proxy solicitor to contact registered shareholders whose proxies were not completed so their proxies can be accurately counted. It might seem that this use of information to ensure a shareholder's vote is counted accurately would be a "proper purpose" under the Proposal. However, it also could be viewed as an improper purpose by some shareholders to the extent that they believe that all voting information should be withheld from the Company. In the absence of clarification by the Proponent, it is simply unclear whether there is a violation or whether this might fall within the undefined "proper purposes" exception. Shareholders are unlikely to know for what purposes voting information is used, and thus will be unable, without guidance, to determine what purposes are "improper" and not allowed and what purposes are "proper." Likewise, the Company is left with no guidance as to how to implement the Proposal, because there is no guidance about which of its uses is "proper." By providing an exception for "proper purposes," yet wholly failing to provide guidance on what a proper purpose is, the Proposal is impermissibly vague and indefinite because "neither the shareholders nor the company would be able to determine with any reasonable certainty" what the Proposal allows.

All of the uncertainties noted above provide a basis for excluding the Proposal because they leave uncertain the central tenets of the Proposal. The Staff has recognized time and time again that these kinds of uncertainties provide a basis for reliance on Rule 14a-8(i)(3). This position is best illustrated by the Staff's response to Chiquita Brands International in 2012, where the staff stated:

> There appears to be some basis for your view that Chiquita may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. In arriving at this position, we note that the proposal provides that Chiquita's proxy materials shall include the director nominees of shareholders who satisfy the "SEC Rule 14a-8(b) eligibility requirements." The proposal, however, does not describe the specific eligibility requirements. In our view, the specific eligibility requirements represent a central aspect of the proposal. While we recognize that some shareholders voting on the proposal may be familiar with the eligibility requirements of rule 14a-8(b), many other shareholders may not be familiar with the requirements and would not be able to determine the requirements based on the language of the proposal. As such, neither shareholders nor Chiquita would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

Chiquita Brands International (Mar. 7, 2012); *see also Bank of America Corp.*, (Mar. 12, 2013) (proposal requiring a stockholder value committee to explore "extraordinary transactions," defined as transactions that would require shareholder approval, but providing as examples certain transactions that would not require shareholder approval); *AT&T, Inc.* (Feb. 16, 2010) (concurring with an argument that the phrase "[p]ayments... used for grassroots lobbying communications as defined in 26 CFR § 56.4911-2" was materially vague and indefinite); *Exxon Mobil Corp.* (Mar. 21,

2011) (concurring with the argument that the phrase "guidelines from the Global Reporting Initiative" was materially vague and indefinite); *Fuqua Industries, Inc.* (Mar. 12, 1991) (granting no-action relief where "action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

Like the proposals in all of these no-action letters, the Proposal fails to define and explain key components of the Proposal, including what constitutes a "running tally", whether the Proposal applies to abstentions, broker non-votes and Rule 14a-21(b) votes, whether some of the information potentially covered by the Proposal will continue to be available to the Company even if the Proposal is implemented, what the Proposal intends to refer to with its use of the term "outcome," and what constitutes a "proper purpose" for the purposes of the exception to the restrictions included in the Proposal. This failure provides the Company with a basis for excluding the Proposal from the 2014 Proxy Materials in reliance on Rule 14a-8(i)(3).

B. The Proposal is impermissibly misleading because it is misstates how voting is reported

The Proposal is precisely the sort of proposal that can be excluded because it is materially misleading. In part, this stems from a lack of appreciation for the more technical aspects of the proxy voting process. Specifically, through the use of the phrases "shall not be available" and "shall not be used to solicit votes," the Proponent appears to misunderstand the context in which interim voting reports and similar reports are created and distributed to companies. The Proposal and supporting statement seem to imply that companies actively gather information on the running tally of votes for the purpose of ensuring that management-favored outcomes are achieved. However, this is not how the process works - at least with respect to shares held through banks and brokers, which, as noted above, represent substantially all of the shares held in the United States. As noted above, banks and broker-dealers decide, on their own, with no company involvement, whether to provide voting information and what voting information to provide. *See* Keir D. Gumbs et al., Debunking the Myths Behind Voting Instruction Forms and Vote Reporting, Corporate Governance Advisor at 2 (July/August 2013) ("the use of such information is largely determined by the brokers and banks who are responsible for distributing and soliciting materials"). In other words, contrary to the implication of the Proposal, the Company has no control over when an interim vote report is generated, or indeed whether an interim vote report is generated at all. The information is generated and sent to companies as a matter of course by third-parties over which the Company has no control. While, as noted earlier, the Company likely has the ability to instruct Broadridge to refrain from preparing tabulation reports when it acts as the Company's independent tabulator, it has no such control over the preparation and distribution of interim vote reports, which appear to be the focus of the Proposal. Statements in the Proposal and supporting statement that indicate that the Company can control the generation of interim vote reports are materially misleading in clear violation of Rule 14a-9. Accordingly, the Proposal is excludable under Rule 14a-8(i)(3).

C. The Proposal is impermissibly vague because it contains internal contradictions that make it unclear how it would be implemented

The Proposal is also excludable because, read together with the supporting statement, it is internally contradictory. This problem arises principally because of the last sentence of the Proposal, which provides that the "enhanced confidential voting requirement" does not apply for the "purpose of achieving a quorum, or to conduct solicitations for other proper purposes." The inclusion of these exceptions makes it unclear to shareholders what they are voting for, and, if implemented, it would be unclear what the Company would actually be able to do.

First, the quorum exception is inconsistent with the rest of the Proposal, making it unclear how the Company would implement the Proposal. Apparently this exception would allow the Company to monitor the number of votes cast. However, as explained above, in the case of interim vote reports it is third parties, not the Company, that decide what voting information to provide to the Company regarding the progress of a proxy solicitation. Accordingly, at least in the case of interim vote reports, the Company has no control over whether it receives information concerning *whether* a vote has been cast, or whether it also receives information on *how* a vote has been cast.

Second, the Proposal states that voting information "shall not be used to solicit votes." This makes sense until one looks closely at the exception discussed above. If the Company identifies a possible quorum issue through preliminary voting reports, the only way for the Company to ensure that it achieves quorum is by soliciting votes. Unfortunately, given the construction of the sentence in which this exception may be found, it is not clear whether the Company could solicit votes to achieve quorum if it has not achieved quorum to date - it states "Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes." The "or" in this sentence suggests that the exception has two separate components - one that allows the monitoring of quorum, and a second component that allows a solicitation for "other" proper purposes. Together, these clauses suggest that quorum may be monitored by the Company but that the Company may not solicit votes in order to achieve quorum.

The exception remains confusing even if we were to set aside its actual language and assume that it permitted solicitations using preliminary voting information in order to achieve quorum. That is because the contours of this exception remain unclear. For example, could the Company use interim vote information and solicit votes based on such information up until it knows a quorum is actually achieved? Or does there have to be some doubt about quorum before the Company can begin soliciting votes?[4] Since it is unclear how the quorum exception actually works, the Proposal is impermissibly vague.

Third, the exception for "solicitations for other proper purposes," is materially misleading because it implies that there is something improper or illicit about the conduct described in the Proposal. There is nothing "improper" about receiving running vote tallies, and nothing improper about using them for a variety of purposes, including shareholder communications. However, the Proposal gives the impression that shareholders are voting to stop an extraordinarily abusive practice, when in fact the practice is routine and frequently used by companies primarily for the purpose of conducting a smooth election.[5]

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[4] Note in this regard that if this interpretation is adopted, it would be unclear how much "doubt" there would have to be about achieving quorum before the Company could start soliciting votes.

[5] Indeed, reading the very study cited by the Proponent makes it clear that, contrary to the implication of the proposal, it is exceedingly rare for votes to be so close that management would engage in the practice described by the proposal. *See* Yair Listokin, *Management Always Wins the Close Ones*, 10 Am. L. & Econ. Rev. 159, 171 (2008) (noting that close votes only comprise between 6.5% and 11% of total votes).

II. The Proposal may be excluded under Rule 14a-8(i)(7) because it relates to ordinary business matters

A. General

Under Rule 14a-8(i)(7), a company may exclude from its proxy statement a shareholder proposal that relates to ordinary business matters. The Commission has stated that the policy underlying the ordinary business exclusion is based on two considerations: first, whether a proposal relates to "tasks so fundamental to management's ability to run a company on a day-to-day basis they could not be subject to shareholder oversight."[6] Proposals relating to such matters but focusing on significant social policy issues generally would not be excludable "because such issues typically fall outside the scope of management's prerogative." *Id.* The second consideration is whether a proposal seeks to "micromanage" a company by probing too deeply into matters upon which shareholders would not be in a position to make an informed judgment. This language reflects the fact that at its core the ordinary business exclusion is rooted in state corporate law—"to confine the resolution of ordinary business problems to management and the board of directors since it is impracticable for shareholders to decide how to solve such problems." *Id.*

Here, while the Proposal is ostensibly focused on a significant policy issue - i.e., confidential voting - it in fact relates to ordinary course communications and processes in connection with an annual meeting of shareholders. Consequently, the Proposal may be excluded under Rule 14a-8(i)(7) based on numerous no-action letters that the Staff has issued to companies faced with shareholder proposals that, like the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process but fail to focus on issues that transcend the core ordinary business matters to which the proposals relate. *See generally Peregrine Pharmaceuticals* (Jul. 16, 2013) (proposal to require that Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal excludable on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)). For example, the Staff has allowed the exclusion of shareholder proposals that seek to foster greater shareholder access to the important events that take place at annual shareholder meetings through the use of webcasting and similar techniques;[7] proposals seeking to address inequities in how the location of annual meetings are selected;[8] shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and

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[6] *See* Exchange Act Release No. 40,018 (May 21, 1998).

[7] *See e.g., Con-way Inc.* (Jan. 22, 2009) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology" related to ordinary business matters, (i.e., shareholder relations and the conduct of annual meetings)).

[8] *See e.g., Ford Motor Company* (Jan. 2, 2008) (granting relief under Rule 14a-8(i)(7) on the basis that proposal that would require that Ford "hold annual meetings in the Dearborn, Michigan area" related to Ford's ordinary business operations (i.e., the location of Ford's annual meetings)).

present proposals at annual meetings of shareholders;[9] and proposals seeking a report regarding, among other things, a company's implementation of shareholder proposals.[10]

B. The Proposal is Distinguishable from General Confidential Voting Proposals in That it Seeks to Micromanage Proxy Solicitation Decision Making

It should be noted that the Proposal is meaningfully distinct from shareholder proposals concerning confidential voting that the Staff has previously taken the position cannot be excluded from proxy materials in reliance on Rule 14a-8(i)(7). For example, we recognize that the Staff has taken the position that proposals seeking to address confidential voting more generally raise significant policy issues. *See e.g., Mobil Oil Corporation* (Feb. 28, 1990) (proposal seeking a policy that would provide for confidential voting by shareholders, not excludable under Rule 14a-8(c)(7) [the predecessor to Rule 14a-8(i)(7)] where the staff noted "the proposal, including the provision for permanent confidentiality, involves matters of policy beyond the realm of the company's ordinary business operations."). The proposal addressed in those letters simply sought to constrain company access to information regarding how individual shareholders voted and encourage the use of independent tabulators. For example, the proposal at issue in the *Mobil Oil* no-action letter provided in pertinent part:

> RESOLVED, That the stockholders of Mobil recommend our Board of Directors take the necessary steps to insure that, commencing with the 1991 annual meeting:
>
> (1) the voting of all proxies, consents, and authorizations be kept permanently confidential, except as disclosures may be required by federal or state law; and
>
> (2) the receipt and tabulation of such votes be by an independent third party.

In contrast, the instant Proposal does not simply ask that the Company adopt a confidential voting policy and use an independent proxy tabulator. It asks the Company to do three things, two of which clearly could implicate ordinary business matters. First, it asks the Company to "take the steps necessary to adopt a bylaw." Second, it asks that the bylaw include a provision that would prohibit management and the Board from having access to "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against." Third, it asks that the bylaw also include a provision that prevents management and the Board from using the information covered by the bylaw "to solicit votes." These restrictions would apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8. As noted above, the Proposal even goes so far as to indicate that the Company could monitor quorum using running

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[9] *See e.g.,* Bank of America Corporation (Feb. 16, 2006) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders" related to Bank of America's ordinary business operations (i.e., conduct of annual meetings)).

[10] *See e.g., IDACORP, Inc.* (Dec. 10, 2007)(granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting "that the company's board of directors provide a report in its next proxy statement on 'the process of submission, introduction, presentation, and approval and and carrying out of shareholder proposals'" related to IDACORP's ordinary business operations (i.e., the process of introducing and presenting shareholder proposals at an annual meeting)).

tallies, but it restricts the Company from using information potentially subject to the Proposal in connection with solicitation efforts that do not constitute a "proper purpose."

Together, these provisions of the Proposal implicate ordinary business matters in a way that is distinct from the more generic confidential voting policies previously addressed by the Staff. Specifically, the Proposal seeks to micromanage the Company's communications with shareholders. This kind of micromanagement of Company decisions, particularly with respect to routine proxy solicitations, is exactly what Rule 14a-8(i)(7) precludes. *See generally General Motors Corporation* (Mar. 15, 2004) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal requesting that GM disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations (i.e., provision of additional proxy solicitation information)); *The Boeing Company* (Feb. 20, 2001) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal "recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes," and that Boeing disclose the costs of these requests in its quarterly and annual report to shareholders" related to ordinary business (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)); *FirstEnergy Corporation* (Feb. 26, 2001)(" There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the presentation of additional proxy solicitation expenses in reports to shareholders)"); *Pacific Telesis Group* (Jan. 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

C. The Proposal Seeks to Establish Guidelines For Company Communications with Shareholders But Fails to Limit Its Application to Non-Ordinary Business Matters.

The Proposal seeks to impose restrictions on the use of information subject to the proposed bylaw; as a result, it could prevent the Company from communicating with shareholders regarding proposals that relate to routine ordinary business matters (i.e., the ratification of auditors, approval of minor Company-proposed amendments to the Company's governing instruments, approval of shareholder proposals, say-on-pay votes) and non-routine significant matters (i.e., significant acquisitions, the election of directors) alike. The Staff has taken the position that a shareholder proposal seeking to establish procedures for communications with shareholders must be limited to non-ordinary business matters to avoid exclusion under Rule 14a-8(i)(7).[11] For example, in 2003 the Staff took this position in *Advanced Fibre Communications, Inc.* (Mar. 10, 2003) and *PeopleSoft, Inc.* (Mar. 14, 2003), with respect to a proposal that requested that the companies establish an "Office of the Board of Directors" to facilitate communications between non-management directors and shareholders. The Staff explained that it granted relief with respect to those proposals due to the fact that "the proposals did not limit the nature of the communications to other than ordinary business matters." Notably, the Staff contrasted its position in *Advance Fibre Communications* and *PeopleSoft, Inc.* with its position in *The Kroger Co.* (Apr. 11, 2003), where, according to the Staff, "The Division did not grant a no-action position to Kroger regarding exclusion of the proposal under the ordinary business exclusion, as the proposal limited the nature of the communications to other than ordinary business matters." *Id.*

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[11] *See* Review of the Proxy Process Regarding the Nomination and Election of Directors (Jul. 15, 2003) (available at: http://www.sec.gov/news/studies/proxyreport.pdf).

Here, the Company routinely engages in communications with its shareholders throughout the year. These communications are mutually beneficial, as they enable the Company to better understand the thoughts and concerns of its shareholders while simultaneously permitting shareholders to gain a better understanding of the Company. These discussions are not only routine, they are essential to ensuring that the Company maintains good relations with its shareholders. Consequently, the Company's discussions with its shareholders typically cover a variety of topics, some of which may be directly or indirectly related to matters that shareholders are being asked to vote upon at an annual meeting. In the case of discussions that relate to matters to be voted upon at an annual meeting, the Company's communications may involve oral solicitations, which would subject such communications to the Proposal. If the Proposal were to be implemented, the Company would not be able to engage in these communications to the extent that the Company's decision to engage in such communications was the result of preliminary voting information that was made available to the Company. As a result, the Proposal, if implemented, would undoubtedly inhibit the Company's ability to engage in a routine dialogue with its shareholders regarding ordinary business matters. This provides a basis for exclusion under Rule 14a-8(i)(7).

CONCLUSION

Accordingly, for the reasons explained above, the Company respectfully requests that the Staff confirm that it will take no action if the Company excludes the Proposal from its 2014 Proxy Materials. Please note that the Company expects to submit its proxy materials for printing on or about March 21, 2014; consequently the Company would appreciate it if the Staff could respond to this request by then.

If you have any questions or require any further information, please contact me at (770) 418-7737 or michael.peterson@newellco.com.

Regards,



Michael R. Peterson
Vice President, Securities Counsel and Assistant Corporate Secretary

cc: John Chevedden (via email)
Keir D. Gumbs, Covington & Burling LLP

EXHIBIT A

Peterson, Michael

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Wednesday, November 13, 2013 12:36 PM
To:	Stipancich, John
Cc:	Hermann, Christine; Peterson, Michael
Subject:	Rule 14a-8 Proposal (NWL)``
Attachments:	CCE00000.pdf

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael T. Cowhig
Chairman of the Board
Newell Rubbermaid Inc. (NWL)
Three Glenlake Pkwy
Atlanta GA 30328
Phone: 770 418-7000
FX: 770-677-8662

Dear Mr. Cowhig,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 *Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 13, 2013
Date

cc: John Stipancich <john.stipancich@newellco.com>
Corporate Secretary
Fax: 770-677-8710
Christine Hermann <christine.hermann@newellco.com>
Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 13, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Although "confidential voting" rules guarantee a secret ballot, management is able to monitor voting results and take active steps to influence the outcome even on matters, such as ratification of stock options or other executive pay plans, where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

"The results on close proxy votes indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's study "Management Always Wins the Close Ones."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, cited issues with our executive pay. Newell Rubbermaid can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination plus there is the potential for excessive golden parachutes.

In regard to our board of directors, these directors received significant negative votes: Thomas Clarke (18%), Elizabeth Cuthbert-Millett (9%) and Raymond Viault (8%). Nomination committee members Cynthia Montgomery and Elizabeth Cuthbert-Millett each had 18-years long-tenure which detracts from director independence. One director failed in minimum attendance. GMI said NWL was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 96% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Peterson, Michael

From: Peterson, Michael
Sent: Wednesday, November 13, 2013 3:05 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Hermann, Christine; John K. Stipancich (John.Stipancich@newellco.com)
Subject: Rule 14a-8 Proposal (NWL) -- Notice of Deficiency
Attachments: 14a8SLB.pdf

Dear Mr. Chevedden:

This email acknowledges receipt on November 13, 2013 of your letter of the same date, which seeks to submit a shareholder proposal for the 2014 annual meeting of shareholders of Newell Rubbermaid Inc. Pursuant to your request, we are directing our response to you at the email address provided in your letter. Based on our review of the information you provided, our records, and regulatory materials, we have been unable to conclude that your proposal meets the minimum ownership requirements of Rule 14a-8 for inclusion in Newell's proxy materials, and unless you can demonstrate that you meet the requirements within 14 days of receiving this notice, we will be entitled to exclude your proposal from the company's proxy materials for the upcoming Newell Rubbermaid Inc. annual meeting.

To be eligible to have your shareholder proposal included in the company's proxy statement, your proposal must comply with the requirements of Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, including the requirement that you demonstrate that you satisfy the stock ownership requirements of Rule 14a-8(b). Rule 14a-8(b) states that, in order to be eligible to submit a proposal for the upcoming Newell Rubbermaid Inc. Annual Meeting, you must have continuously held at least $2000 in market value or 1% of Newell Rubbermaid Inc. common stock for at least the one-year period preceding and including the date your proposal was submitted (i.e., November 13, 2013). Rule 14a-8(b) also states that you must continue to hold those securities through the date of the meeting and must so indicate to us.

We have reviewed the list of record owners of the company's common stock, and you are not listed as a registered owner of Newell Rubbermaid Inc. common stock. Please note that Rule 14a-8(b)(2)(i) provides that a shareholder who is not a registered owner of company stock must provide proof of ownership by submitting a written statement "from the 'record holder' of the securities (usually a broker or bank)," verifying that, at the time the proposal was submitted (i.e., November 13, 2013), the shareholder held the required amount of securities continuously for at least one year. On October 18, 2011, the Division of Corporation Finance of the Securities and Exchange Commission issued Staff Legal Bulletin No. 14F (SLB 14F), which provides that for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as record holders of securities. Further, it states that if a shareholder's broker or bank is not on DTC's participant list, then that shareholder must provide two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholders' broker or bank confirming the shareholder's ownership and the other from the DTC participant confirming the broker or bank's ownership. SLB 14F provides guidance on how a shareholder can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list online at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. A subsequently issued Staff Legal Bulletin, Staff Legal Bulletin No. 14G (SLB 14G), clarifies that, a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

Therefore, in order to submit your proposal for possible inclusion in the company's proxy statement, you must provide us with confirmation in accordance with Rule 14a-8(b)(2) and SLB 14F that you have continuously held for a least one year by the date you submitted your proposal at least $2,000 in market value of the company's securities entitled to be voted on the proposal at the meeting. Pursuant to Rule 14a-8(f), you must provide us with these confirmation materials within 14 days after you receive this notification (i.e., by the end of the day November 27, 2013). If we do not receive the materials within that time, we intend to exclude your proposal. We have attached to this notice copies of Rule 14a-8, SLB 14F and SLB 14G for your convenience.

Please note that if you provide timely and adequate proof of ownership, Newell Rubbermaid reserves the right to raise any substantive objections to your proposal at a later date. If we do so, we will notify and inform you of our reasons in accordance with SEC rules and regulations.

Regards,

Michael R. Peterson
Vice President, Securities Counsel & Assistant
Corporate Secretary
Newell Rubbermaid
3 Glenlake Parkway
Atlanta, Georgia 30328
Telephone: +1 (770) 418-7737
Mobile: +1 (404) 729-5071
Fax: +1 (770) 677-8737
michael.peterson@newellco.com
(Admitted to practice in Ohio)

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 13, 2013 12:36 PM
To: Stipancich, John
Cc: Hermann, Christine; Peterson, Michael
Subject: Rule 14a-8 Proposal (NWL)``

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

> *Note 1 to § 240.14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

> *Note 2 to § 240.14a-7.* When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

ıreholder, or how many shares you own. In this case, at the time you submit your proposal, you ıst prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of ur securities (usually a broker or bank) verifying that, at the time you submitted your proposal, u continuously held the securities for at least one year. You must also include your own written tement that you intend to continue to hold the securities through the date of the meeting of ıreholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, ıedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ms, reflecting your ownership of the shares as of or before the date on which the one-year gibility period begins. If you have filed one of these documents with the SEC, you may dem-strate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change your ownership level;

(B) Your written statement that you continuously held the required number of shares for the ›-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the e of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular ıreholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most es find the deadline in last year's proxy statement. However, if the company did not hold an ıual meeting last year, or has changed the date of its meeting for this year more than 30 days m last year's meeting, you can usually find the deadline in one of the company's quarterly orts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment com-ıies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid ıtroversy, shareholders should submit their proposals by means, including electronic means, that mit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ›ased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual eting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and d its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements ıtained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the

company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to Paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to Paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the npany's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net nings and gross sales for its most recent fiscal year, and is not otherwise significantly related to company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to imment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's inary business operations;

*(8) ***Director Elections:*** If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or ectors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the rd of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to Paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the posal;

Note to Paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously subted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as ther proposal or proposals that has or have been previously included in the company's proxy erials within the preceding 5 calendar years, a company may exclude it from its proxy erials for any meeting held within 3 calendar years of the last time it was included if the posal received:

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the ndments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-18; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC ase Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 . 14, 2010).

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along

h a copy of the company's statements opposing your proposal. To the extent possible, your letter
uld include specific factual information demonstrating the inaccuracy of the company's claims.
ne permitting, you may wish to try to work out your differences with the company by yourself
ore contacting the Commission staff.

[The next page is 5733.]



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm


U.S. SECURITIES AND EXCHANGE COMMISSION
MCMXXXIV

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

Peterson, Michael

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 20, 2013 12:04 AM
To: Stipancich, John
Cc: Hermann, Christine; Peterson, Michael
Subject: Rule 14a-8 Proposal (NWL) sts
Attachments: CCE00018.pdf

Mr. Stipancich,
Attached is the rule 14a-8 proposal stock ownership letter. Please acknowledge receipt.
Sincerely,
John Chevedden



Post-it® Fax Note 7671	Date 11-19-13	# of pages ▶
To J.h. Stipancich	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 770-677-8737	Fax #	

November 19, 2013

John R. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 275 shares of Newell Rubbermaid, Inc. (NWL) CUSIP# 651229106 and have held them continuously since at least September 1, 2012.

Spinnaker Trust acts as the custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

The Northern Trust Company
50 South LaSalle Street
Chicago, Illinois 60603
(312) 630-6000


Northern Trust

November 19, 2013

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Newell Rubbermaid, Inc., (NWL) (Shareholder Resolution) CUSIP# 651229106 Account # *** FISMA & OMB Memorandum M-07-16 *** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of November 19, 2013, Spinnaker Trust held 275 shares of Newell Rubbermaid, Inc., (NWL) CUSIP #651229106.

The above account has continuously held at least 275 shares of NWL common stock since at least September 1, 2012.

Sincerely,



Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

Peterson, Michael

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, November 21, 2013 1:43 AM
To:	Stipancich, John
Cc:	Hermann, Christine; Peterson, Michael
Subject:	Rule 14a-8 Proposal (NWL)``
Attachments:	CCE00004.pdf

Mr. Stipancich,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael T. Cowhig
Chairman of the Board
Newell Rubbermaid Inc. (NWL)
Three Glenlake Pkwy
Atlanta GA 30328
Phone: 770 418-7000
FX: 770-677-8662

REVISED NOV. 21, 2013

Dear Mr. Cowhig,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden

November 13, 2013
Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: John Stipancich <john.stipancich@newellco.com>
Corporate Secretary
Fax: 770-677-8710, 8757
Christine Hermann <christine.hermann@newellco.com>
Michael R. Peterson <michael.peterson@newellco.com>

[NWL: Rule 14a-8 Proposal, November 13, 2013, revised November 20, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to (i) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under NYSE rules; (ii) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and (iii) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

Although "confidential voting" rules guarantee a secret ballot, management is able to monitor voting results and take active steps to influence the outcome even on matters, such as ratification of stock options or other executive pay plans, where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

"The results on close proxy votes indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's study "Management Always Wins the Close Ones."

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, cited issues with our executive pay. Newell Rubbermaid can give long-term incentive pay to our CEO for below-median performance. Unvested equity pay would not lapse upon CEO termination plus there is the potential for excessive golden parachutes.

In regard to our board of directors, these directors received significant negative votes: Thomas Clarke (18%), Elizabeth Cuthbert-Millett (9%) and Raymond Viault (8%). Nomination committee members Cynthia Montgomery and Elizabeth Cuthbert-Millett each had 18-years long-tenure which detracts from director independence. One director failed in minimum attendance. GMI said NWL was rated as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 96% of companies.

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***